Exhibit 99.1

ASM International N.V. Announces

Availability of Proxy Materials for the EGM

BILTHOVEN, The Netherlands – October 19, 2006 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) announced today that the proxy materials for the Extraordinary General Meeting of Shareholders (EGM) on November 27, 2006 are now being mailed to shareholders and are available on the Company’s web site, www.asm.com.

At the EGM, shareholders will be asked to vote on the following:

1) the appointment of a Management Board member and a Supervisory Board member;

2) a non-binding motion proposed by Mellon HBV Alternative Strategies U.K. Limited to consider a split between ASMI’s front-end and back-end businesses; and

3) changes in the Company’s Articles of Association, including nomination and voting procedures for the appointment of Management and Supervisory Board members.

Subsequent to the findings from an independent review of the Company’s current business structure, the Company will also present its position on the merits of the Company’s strategy and business model in support of its unique competitive position in the industry.

Election of Board Members

As announced in a press release issued October 5, 2006, ASMI has proposed the appointment of a new member to each of its Management and Supervisory Boards.

Motion to Split ASMI Front-end and Back-end Activities.

Shareholders are being asked to vote on a non-binding, advisory motion, presented by an institutional shareholder, Mellon HBV Alternative Strategies U.K. Ltd., to formally split ASMI’s business into two separate components: wafer processing (front-end) and assembly and packaging (back-end). In a recent correspondence, responding to questions by ASMI’s legal advisors, Mellon confirmed that it has no support of other shareholders for its proposal to spin-off ASMI’s back-end operations.

The ASMI Management and Supervisory Boards strongly disagree with this motion and unanimously recommend that shareholders vote AGAINST this non-binding motion. The Boards believe the motion is designed to exploit current market and other circumstances for short-term gain at the expense of long-term value and, as such, is contrary to the best interest of all shareholders. Furthermore, the Boards believe that the motion represents a critical and fundamental misunderstanding of the Company’s long-term growth potential and unique competitive position in its industry.

In particular, the Boards believe the motion is not in the best interests of all shareholders for the following reasons:

1)	ASMI’s back-end operations play a critical role with manufacturing and design expertise in assisting front-end to reach consistent profitability. Back-end operations have been instrumental in establishing the Company’s front-end Manufacturing in Singapore (FEMS) operating base, which has resulted in improved front-end gross margins within a short period of time. The Company expects that ongoing technical support from back-end will further benefit margins and reduce costs in FEMS with its “Designs for Manufacturability” program, and help front-end duplicate back-end’s highly-successful, vertically-integrated business model, a major factor in achieving consistent front-end profitability.

2)	ASMI’s back-end operations provide important geographic expertise to support front-end expansion in Southeast Asia. The Southeast Asian market is fast becoming the epicenter for front-end semiconductor equipment products as many large industry players, including Samsung, TSMC, and Hynix, continue to expand their operations in this region. With three decades of experience in this region, ASMI’s back-end operations augment the ability of the front-end operations to access, understand, and further develop its competitiveness in this market.

3)	Development and implementation of a plan to dispose of the back-end operations would distract management from its principal task of achieving consistent front-end profitability and would endanger the viability of front-end. The Company’s top priority is to bring front-end operations to consistent profitability and believes it is well on its way to achieving this goal. The continuing quarterly improvement in front-end operating results indicates that front-end operations are on course to reach profitability in 2007. Furthermore, any disposal of back-end operations would divert and dilute management time and effort from its principal goal, and there is no assurance that back-end could be disposed of without material damage to front-end operations.

4)	The combination of the front-end and back-end operations is a competitive advantage. In addition to current cost-driven synergies, the Company believes there are future product-driven strategies at stake. It maintains that front-end and back-end processes will be converging in the future, not only for producing high-end integrated circuits, but also for image sensors, memories, automotive applications, biosensors, and other simpler circuits. In recent months the momentum for convergence has gained considerable validation: 25 leading industry companies, research consortia, and institutes now have formalized programs for integrating front-end and back-end technologies in new wafer package designs. These include such notables as Intel, Samsung, Philips, IBM, Infineon, and Toshiba, as well as Sematech, IMEC, ASET, and EMC3-D.

For more information on the Company’s position, please visit the corporate governance section of the ASM International web site: www.asm.com.

Articles of Association

The Company takes very seriously the concerns and interests of all of its stakeholders. As announced at the Company’s AGM on May 18, 2006, the Company has carefully reviewed the existing Articles of Association regarding the appointment of Management and Supervisory Board members and practices for the specific purpose of increasing shareholder influence, in accordance with the best practice provisions of the Dutch Corporate Governance Code (CGC). That review and focus has resulted in the following proposed changes, which the Boards believe provide for a fair and responsible balance as they address the interests of all stakeholders, relative to competitive concerns, market capitalization, and other circumstances specific to ASMI.

The Company proposes to increase shareholder participation in the appointment of members of the Management and Supervisory Boards with the following changes: 1) the removal of the right of the Supervisory Board to submit binding nominations; 2) the introduction of a system of non-binding nominations by the Supervisory Board, which nominations may be set aside by a majority vote of the shareholders without regard to a quorum; and 3) the introduction of the right of shareholders to initiate and effect appointments by a majority vote of the shareholders where such majority represents more than 50 percent of the Company’s issued capital.

The proposed changes to the Articles of Association further increase shareholder participation by including a revised procedure for the dismissal of members of the Management and Supervisory Boards. The proposed change reduces the shareholder vote necessary to dismiss members of either Board to a majority vote which represents more than 50 percent of the Company’s issued capital. The existing requirement is a two-thirds majority representing more than 50 percent of issued capital.

With respect to the election and dismissal of Management and Supervisory Board members, while the CGC recommends that the minimum majority vote requirement not exceed one-third of issued capital, and that a second meeting without a minimum majority vote requirement may be convened if a resolution is not adopted at the first meeting solely because the majority vote failed to satisfy such minimum, ASMI’s Boards firmly believe that the proposed changes offer a fair and balanced approach that takes into account the interests of all Company stakeholders.

Further proposed changes to the Articles of Association entail formalizing compliance with other CGC provisions, recent changes in Dutch company law, and minor technical changes.

The ASM International N.V. EGM is scheduled for Monday, November 27, 2006, 14:00 CET at Hotel Figi, Het Rond 2, Zeist, the Netherlands. The proceedings will also be web cast on www.asm.com.

About ASM International

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics, and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.

Contacts:

Naud van der Ven; CFO ASM International; + 31 30 229 85 40

Mary Jo Dieckhaus: US Investor Relations; +1 212 986 29 00

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